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                             August 9, 2022

       Ernest Garcia, III
       Chairman and Chief Executive Officer
       Carvana Co.
       1930 W. Rio Salado Parkway
       Tempe, AZ 85281

                                                        Re: Carvana Co.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-38073

       Dear Mr. Garcia:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Total Gross Profit per Unit, page 57

   1. You calculate total gross profit per unit using used vehicle unit sales as the denominator.
                                                        Please tell us why you
include gross profit generated from wholesale sales of vehicles in the total gross profit
per unit measure when wholesale sales appear to be unrelated to used vehicle sales.
       Non-GAAP Financial Measures, page 63

   2.                                                   You disclose Adjusted
EBTIDA margin but do not disclose the comparable GAAP
                                                        margin. Please revise
to include the comparable GAAP margin measure, net income
                                                        margin, with equal or
greater prominence. Refer to Item 10(e)(1)(i)(A) or Regulation S-
                                                        K and Question 102.10
of the Compliance and Disclosure Interpretations for Non- GAAP
                                                        Financial Measures.
 Ernest Garcia, III
Carvana Co.
August 9, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you
have any questions.



FirstName LastNameErnest Garcia, III                      Sincerely,
Comapany NameCarvana Co.
                                                          Division of
Corporation Finance
August 9, 2022 Page 2                                     Office of Trade &
Services
FirstName LastName